UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FPSO Almirante Tamandaré Begins Production in the Pre-Salt

—

Rio de Janeiro, February 15, 2025 –Petróleo Brasileiro S.A. – Petrobras informs that the FPSO Almirante Tamandaré (Búzios 7) has started production today in the Búzios field, located in the pre-salt layer of the Santos Basin. This is the first high-capacity unit to be installed in the field, with the potential to produce up to 225,000 barrels of oil per day (bpd) and process 12 million cubic meters of gas daily. In total, 15 wells will be connected to the platform through a subsea infrastructure, including 7 oil producers, 6 water and gas injectors, 1 convertible well (producer and injector), and 1 gas injector.

The FPSO Almirante Tamandaré is part of the sixth production system of Búzios and will contribute to the field reaching a production level of 1 million barrels of oil per day, expected by the second half of 2025. Shortly, it is anticipated that Búzios will become Petrobras' largest production field, with the goal of reaching 2 million barrels per day by 2030.

The unit was leased from SBM Offshore and, in addition to having above-average capacity compared to industry standards, it is equipped with decarbonization technologies, such as a closed flare system, which helps reduce greenhouse gas emissions into the atmosphere. The unit also features heat recovery technologies that reduce the demand for additional energy.

The Búzios consortium is composed of Petrobras (operator), the Chinese partner companies CNOOC and CNODC, as well as PPSA, the company responsible for managing production-sharing contracts.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer